FOR IMMEDIATE RELEASE	MONDAY, JUNE 12, 2006

Athabasca Oil Sands Project Turnaround Update

Calgary, Alberta - Shell Canada Limited announced today that completion of the first major scheduled maintenance turnaround of the Athabasca Oil Sands Project will be extended beyond the previously announced eight week duration because additional work is required. Start-up is now expected to begin late June, building to fully integrated production rates by mid-July.

The complex and extensive shutdown, which includes the Muskeg River Mine (MRM) and the Scotford Upgrader, started the beginning of May. Following initial cleaning and inspection of the equipment, a decision was taken to undertake additional maintenance and repair work at both MRM and the Upgrader including the removal of large amounts of coke from the reactor vessels at Scotford. This turnaround is the largest in Shell Canada’s history and employed over 4,000 maintenance workers at its peak.

Shell’s share of the turnaround costs is expected to be in the range of $100 million to $125 million, the majority of which will be incurred in the second quarter.

Shell is working closely with customers to manage the reduced synthetic crude production due to the shutdown extension. In addition, Shell’s Scotford Refinery has secured alternate feedstock so its operations and customer commitments are unaffected.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. Together the facilities make up the Athabasca Oil Sands Project, a joint venture among Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P. (20%)

Media Inquiries: Janet Rowley General Manager, Public Affairs (403) 691-3899	Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

This document contains “forward-looking statements” based upon management’s assessment of the Corporation’s operations. The forward-looking statements contained in this document include references to turnaround schedules and costs, future production, operational reliability and product supply arrangements. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Corporation’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, project schedules, operating conditions, operating costs, labour availability, material and equipment shortages, disruptions in product supply and other factors, many of which are beyond the control of the Corporation. Although the Corporation believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.